Orion Acquisition Corp.

 767 3rd Avenue, 11th Floor

New York, New York 10017

February 23, 2021

VIA EDGAR

Attention:	Todd Schiffman
Pam Long

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549

Re:	Orion Acquisition Corp. Form S-1 filed February 12, 2021 File No. 333-253081

Ladies and Gentlemen:

This letter sets forth the response of Orion Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated February 22, 2021, with respect to the above referenced Registration Statement of Form S-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Form S-1 filed February 12, 2021

Our Company, page 2

1.	Staff’s comment:

Reference is made to the statement that you have "partnered with Halle Capital Management." If material please file the agreement with Halle Capital Management. If you do not believe it is a material contract, please provide the staff with a copy of the agreement.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 2 and elsewhere to clarify that the Company’s sponsor has partnered with Halle Capital Management. In addition, although the Company is not a party to the agreement with Halle Capital Management, we have included the agreement as Exhibit 99.3 to Amendment No. 1.

Our amended and restated certificate of incorporation will designate the Court of Chancery...,, page 44

2.	Staff’s comment:

You state here that the Court of Chancery and the federal district court for the District of Delaware shall concurrently be the sole and exclusive forums for claims under the Securities Act. We note that Section 12.1 of Exhibit 3.2 indicates that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Act. Please revise so that the prospectus disclosure is consistent with the exhibit.

Response:

We acknowledge the Staff’s comment and have revised the disclosure regarding exclusive jurisdiction here and on page 122 of Amendment No. 1.

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Brooks W. Antweil of Kirkland & Ellis LLP at (713) 836-3388 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

ORION ACQUISITION CORP.

By:	/s/ Beau Garverick
Name: Beau Garverick Title: Chief Executive Officer and Chief Financial Officer

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